Exhibit 99.1

Press Release

Paris, 28 April 2006 - Pernod Ricard has counter guaranteed on April 28th 2006 the payment obligations of its subsidiaries Allied Domecq Ltd and Allied Domecq Financial Services Ltd regarding the following Medium Term Notes:

●	£ 450 000 000	6.625%	maturity 18 April 2011
●	€ 600 000 000	6.875%	maturity 12 June 2009
●	£ 250 000 000	6.625%	maturity 12 June 2014

This guarantee may be terminated by Pernod Ricard, following the repayment of the Syndicated Credit set up on April 21st 2005.

For more information, please contact:

Francisco de la VEGA, Communications VP,	Tel: +33 (0)1 41 00 40 96
Patrick de BORREDON, Investor Relations VP,	Tel: +33 (0)1 41 00 41 71
Florence TARON, Press Relations Manager,	Tel: +33 (0)1 41 00 40 88

or visit our web site at www.pernod-ricard.com

REGISTERED OFFICE: 12, PLACE DES ETATS-UNIS - 75783 PARIS CEDEX 16 – SOCIETE ANONYME  WITH SHARE  CAPITAL OF  € 290,383, 913

TEL: + 33 1 41 00 41 00 – FAX: + 33 1 41 00 40 85 – R.C.S. PARIS B 582 041 943